UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009.

Commission File Number 000-28627

Patch International Inc.

(Translation of registrant’s name into English)

Suite 700, 520 – 5th Avenue S.W., Calgary, Alberta T2P-3R7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Patch International Inc.
(Registrant)

Date	March 24, 2009	By	/s/ Jason Dagenais
(Signature) *

* Print the name and title under the signature of the signing officer.

PRESS RELEASE

For dissemination on March 24th, 2009
2:00 p.m. Mountain Standard Time

Patch International Inc. receives revocation for Cease Trade order

Calgary, Alberta, March 24, 2009 – Patch International Inc. (OTCBB:PTCHF) ("Patch" or the "Company") was unable to file its Quarterly Financial Statements and management discussion and analysis (“MDA”) for the three and six months ending November 30th, 2008 by the January 28, 2009 deadline set forth in National Instrument 51-102-Continuous Disclosure Obligations. A Management Cease Trade Order was issued by the Alberta Securities Commission (the "Commission") on February 4, 2009. The Corporation filed its quarterly statements February 6, 2009, and has requested a revocation of the cease trade order to the Company to the Commission. The ASC has issued a Revocation order March 6th, having filed all the required financial statements.

A copy of the Financial Statements and MDA may be found for viewing on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

NO REGULATORY AUTHORITY HAS APPROVED NOR DISAPPROVED THE CONTENTS OF THIS RELEASE. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:

Jason Dagenais, Chief Operating Officer,
Patch International Inc.,
Suite 700, 520, 5th Avenue SW
Calgary, Alberta T2P 3R7
(403) 441-4390, extension 2005,
Email: info@patchenergy.com

Phone 403.441.4390	Suite 700, 520 - 5th Avenue SW Calgary Alberta Canada T2P 3R7	Fax 403.441.4395